Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-173503
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
800,000 Shares of 7.00% Class Z Cumulative Preferred Stock
(Liquidation Preference $25.00 per share)
FINAL PRICING TERMS

Issuer:	Apartment Investment and Management Company (“AIMCO”)

Title of Shares:	7.00% Class Z Cumulative Preferred Stock

Number of Shares:	800,000

Best Efforts:	The underwriters are selling shares of the Class Z Cumulative Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement. This offering will terminate if it is not consummated by August 2, 2011, unless AIMCO consents, in its sole discretion, to extend such period.

Trade Date:	July 26, 2011

Settlement Date:	July 29, 2011 (T+3)

Dividend Rate:	7.00%

Dividend Payment Dates:	January 15, April 15, July 15 and October 15, commencing October 15, 2011 on a prorated basis from July 29, 2011

Optional Redemption:	Not redeemable prior to July 29, 2016, except in limited circumstances relating to the ownership limitation necessary to preserve AIMCO’s qualification as a real estate investment trust. On or after July 29, 2016, redeemable at any time in whole, or from time to time in part, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date.

Public Offering Price:	$24.25

Yield:	7.216%

Net Proceeds (before expenses):	$18,672,500

Sole Book-Running Manager:	McNicoll Lewis & Vlak LLC

Co-Managers:	Wunderlich Securities, Inc.
Wm Smith & Co.

Listing/Symbol:	Expected NYSE / “AIVPrZ”

CUSIP:	03748R 770

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling McNicoll Lewis & Vlak LLC at (212) 542-5882.